Pruco Life Insurance Company
Jordan K. Thomsen
Vice President and Corporate Counsel

Pruco Life Insurance Company
213 Washington Street
Newark, NJ 07102-2992
(973) 802-4193
jordan.thomsen@prudential.com

June 24, 2022

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:
FORM 497VPU; ACCESSION NUMBER: 0000851693-22-000164
Pruco Life Variable Universal Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Number 333-225953

Dear Commissioners:

On behalf of the Registrant, I hereby request the immediate withdrawal of the referenced form 497VPU as filed with the Securities and Exchange Commission ("Commission") on June 24, 2022. This filing was inadvertently submitted with the wrong date.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

If you have any questions regarding this request, please contact me at (973) 802-4193.

Sincerely,
/s/ Jordan K. Thomsen
6/24/2022
Jordan K. Thomsen
Vice President and Corporate Counsel
Pruco Life Insurance Company
via EDGAR